SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO SEPTEMBER 30 OF 2011 AND 2010

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,472,094,753**	**100**	**1,387,850,241**	**100**
s02	**CURRENT ASSETS**	**342,233,854**	**23**	**341,223,282**	**25**
s03	CASH AND AVAILABLE INVESTMENTS	128,297,359	9	133,716,112	10
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	108,610,100	7	108,874,262	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	46,147,431	3	42,370,187	3
s06	INVENTORIES	43,873,185	3	35,722,879	3
s07	OTHER CURRENT ASSETS	15,305,779	1	20,539,842	1
s08	**LONG-TERM**	**32,339,932**	**2**	**10,278,641**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	32,339,932	2	10,278,641	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,088,823,163**	**74**	**1,023,403,890**	**74**
s13	LAND AND BUILDINGS	937,719,657	64	848,607,533	61
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,033,107,396	70	974,432,338	70
s15	OTHER EQUIPMENT	60,330,197	4	58,892,684	4
s16	ACCUMULATED DEPRECIATION	1,055,872,136	72	975,300,485	70
s17	CONSTRUCTION IN PROGRESS	113,538,049	8	116,771,820	8
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**8,697,804**	**1**	**12,944,428**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,649,432,323**	**100**	**1,476,397,744**	**100**
s21	**CURRENT LIABILITIES**	**248,753,546**	**15**	**237,878,281**	**16**
s22	SUPPLIERS	57,862,049	4	57,127,135	4
s23	BANK LOANS	78,667,266	5	69,639,532	5
s24	STOCK MARKET LOANS	27,837,126	2	42,669,468	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	58,330,631	4	39,682,424	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	26,056,474	2	28,759,722	2
s27	**LONG-TERM LIABILITIES**	**616,954,955**	**37**	**540,519,286**	**37**
s28	BANK LOANS	175,633,670	11	145,677,527	10
s29	STOCK MARKET LOANS	441,321,285	27	394,841,759	27
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**2,086,939**	**0**	**1,675,673**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**781,636,883**	**47**	**696,324,504**	**47**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-177,337,570**	**100**	**-88,547,503**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-177,337,570**	**100**	**-88,547,503**	**100**
s36	**CONTRIBUTED CAPITAL**	**280,927,486**	**-158**	**279,738,737**	**-316**
s79	CAPITAL STOCK	280,927,486	-158	279,738,737	-316
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-458,265,056**	**258**	**-368,286,240**	**416**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-466,624,442	263	-372,924,449	421
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	8,359,386	-5	4,638,209	-5
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**128,297,359**	**100**	**133,716,112**	**100**
s46	CASH	70,383,370	55	98,303,690	74
s47	AVAILABLE INVESTMENTS	57,913,989	45	35,412,422	26
s07	**OTHER CURRENT ASSETS**	**15,305,779**	**100**	**20,539,842**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	15,305,779	100	20,539,842	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**8,697,804**	**100**	**12,944,428**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	8,697,804	100	12,944,428	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**248,753,546**	**100**	**237,878,281**	**100**
s52	FOREIGN CURRENCY LIABILITIES	197,833,263	80	134,821,482	57
s53	MEXICAN PESOS LIABILITIES	50,920,283	20	103,056,799	43
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**26,056,474**	**100**	**28,759,722**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	26,056,474	100	28,759,722	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**616,954,955**	**100**	**540,519,286**	**100**
s59	FOREIGN CURRENCY LIABILITIES	517,966,630	84	427,970,856	79
s60	MEXICAN PESOS LIABILITIES	98,988,325	16	112,548,430	21
s31	**DEFERRED LIABILITIES**	**2,086,939**	**100**	**1,675,673**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	2,086,939	100	1,675,673	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**781,636,883**	**100**	**696,324,504**	**100**
s66	DEFERRED TAXES	6,754,401	1	6,728,041	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	718,108,802	92	639,724,326	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	56,773,680	7	49,872,137	7
s79	**CAPITAL STOCK**	**280,927,486**	**100**	**279,738,737**	**100**
s37	CAPITAL STOCK (NOMINAL)	280,927,486	100	279,738,737	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-466,624,442**	**100**	**-372,924,449**	**100**
s93	LEGAL RESERVE	987,535	0	987,535	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-399,954,405	86	-352,491,797	95
s45	NET INCOME FOR THE YEAR	-67,657,572	14	-21,420,187	6
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**8,359,386**	**100**	**4,638,209**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	8,251,327	99	4,684,924	101
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	108,059	1	-46,715	-1
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	93,480,308	103,345,001
s73	PENSIONS AND SENIORITY PREMIUMS	10,604,261	7,889,534
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	152,416	149,780
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2011 AND 2010

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,138,146,096**	**100**	**939,016,886**	**100**
r02	COST OF SALES	558,150,847	49	450,627,664	48
r03	**GROSS PROFIT**	**579,995,249**	**51**	**488,389,222**	**52**
r04	GENERAL EXPENSES	73,810,646	6	74,878,966	8
r05	**INCOME (LOSS) FROM OPERATION**	**506,184,603**	**44**	**413,510,256**	**44**
r08	OTHER INCOME AND (EXPENSE), NET	119,441,820	10	58,819,057	6
r06	COMPREHENSIVE FINANCING RESULT	-61,793,562	-5	-9,624,029	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	1,045,488	0	369,152	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**564,878,349**	**50**	**463,074,436**	**49**
r10	INCOME TAXES	632,535,921	56	484,494,623	52
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-67,657,572**	**-6**	**-21,420,187**	**-2**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-67,657,572**	**-6**	**-21,420,187**	**-2**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-67,657,572**	**-6**	**-21,420,187**	**-2**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,138,146,096**	**100**	**939,016,886**	**100**
r21	DOMESTIC	576,866,440	51	507,705,559	54
r22	FOREIGN	561,279,656	49	431,311,327	46
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**119,441,820**	**100**	**58,819,057**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	119,441,820	100	58,819,057	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-61,793,562**	**100**	**-9,624,029**	**100**
r24	INTEREST EXPENSE	40,390,490	-65	61,325,907	-637
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	18,134,794	-29	35,836,843	-372
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-39,537,866	64	15,865,035	-165
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**632,535,921**	**100**	**484,494,623**	**100**
r32	INCOME TAX	632,535,921	100	484,494,623	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,138,146,096	939,016,886
r37	TAX RESULT FOR THE YEAR	-67,657,572	-21,420,187
r38	NET SALES (**)	1,481,193,520	1,249,583,138
r39	OPERATING INCOME (**)	638,195,510	483,850,790
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-93,699,992	-86,552,697
r41	NET CONSOLIDATED INCOME (**)	-93,699,992	-86,552,697
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	70,934,447	70,422,253

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

FROM JULY1 TO SEPTEMBER 30 OF 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**392,135,934**	**100**	**317,568,092**	**100**
rt02	COST OF SALES	208,404,433	53	156,257,841	49
rt03	**GROSS PROFIT**	**183,731,501**	**47**	**161,310,251**	**51**
rt04	GENERAL EXPENSES	25,647,949	7	25,574,426	8
rt05	**INCOME (LOSS) FROM OPERATION**	**158,083,552**	**40**	**135,735,825**	**43**
rt08	OTHER INCOME AND (EXPENSE), NET	41,393,377	11	12,736,740	4
rt06	COMPREHENSIVE FINANCING RESULT	-67,202,134	-17	6,862,502	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	762,766	0	255,155	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**133,037,561**	**34**	**155,590,222**	**49**
rt10	INCOME TAXES	214,002,789	55	158,348,411	50
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-80,965,228**	**-21**	**-2,758,189**	**0**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-80,965,228**	**-21**	**-2,758,189**	**0**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-80,965,228**	**-21**	**-2,758,189**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2011**

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt0	NET SALES	**392,135,934**	**100**	**317,568,092**	**100**
rt21	DOMESTIC	201,399,965	51	171,337,528	54
rt22	FOREIGN	190,735,969	49	146,230,564	46
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**41,393,377**	**100**	**12,736,740**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	41,393,377	100	12,736,740	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-67,202,134**	**100**	**6,862,502**	**100**
rt24	INTEREST EXPENSE	19,030,841	-28	11,107,129	162
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	989,990	-1	16,227,200	236
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-49,161,283	73	1,742,431	25
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**214,002,789**	**100**	**158,348,411**	**100**
rt32	INCOME TAX	214,002,789	100	158,209,878	100
rt33	DEFERRED INCOME TAX	0	0	138,533	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	23,992,165	24,651,441

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	564,878,349	463,074,436
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	80,825,161	79,829,561
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	72,796,625	10,619,579
e05	**CASH FLOW BEFORE INCOME TAX**	718,500,135	553,523,576
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-584,005,870	-453,677,488
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	134,494,265	99,846,088
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-125,279,273	-125,067,107
e09	**FINANCING ACTIVITIES**	9,214,992	-25,221,019
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-18,732,823	800,050
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-9,517,831	-24,420,969
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	4,228,111	-1,623,235
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	133,587,079	159,760,316
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	128,297,359	133,716,112

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	80,825,161	79,829,561
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	70,934,447	70,422,253
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	3,919,230	2,329,663
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-1,045,488	-369,152
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	7,016,972	7,446,797
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	72,796,625	10,619,579
e25	+ACCRUED INTEREST	23,904,297	34,243,327
e26	+ (-) OTHER ITEMS	48,892,328	-23,623,748
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-584,005,870	-453,677,488
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-28,889,651	-22,488,078
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-5,835,625	1,180,201
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-1,915,744	-7,957,839
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	14,387,610	-6,150,576
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	65,018,730	75,004,304
e32	+ (-) INCOME TAXES PAID OR RETURNED	-626,771,190	-493,265,500
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-125,279,273	-125,067,107
e33	-PERMANENT INVESTMENT IN SHARES	-20,783,820	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-104,495,453	-125,067,107
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-18,732,823	800,050
e45	+BANK FINANCING	68,951,030	79,388,205
e46	+STOCK MARKET FINANCING	36,111,800	92,952,492
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-99,962,129	-93,967,750
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	-42,802,881
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	122
e55	-INTEREST EXPENSE	-23,833,524	-34,770,138
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 03 YEAR: **2011**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-5.94	%	-2.28	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	52.84	%	97.75	%
p03	NET INCOME TO TOTAL ASSETS (**)	-6.37	%	-6.24	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.01	times	0.90	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.36	times	1.22	times
p08	INVENTORIES TURNOVER (**)	19.00	times	17.50	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22	days	27	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.15	%	0.75	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	112.05	%	106.38	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-9.30	times	-16.67	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	43.40	%	38.12	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	56.66	%	52.82	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	12.53	times	6.74	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	0.85	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.38	times	1.43	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.20	times	1.28	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.21	times	0.23	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	51.58	%	56.21	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

October 28, 2011

Analysis and Review on the Administration of the Operations and Financial Results of the Company

Third quarter 2011 summary

Total sales amounted to $ 392.1 billion, continuing to show an upward trend due to international prices of hydrocarbons and to our stable production platform.

Crude oil production remained above 2.5 MMbd.

EBITDA, a proxy of cash flow, recorded an increase of 24.8% due to increased revenues.

Taxes paid increased 35%, amounting to $ 214 billion (U.S.$15.9 billion).

During the third quarter, PEMEX recorded a net loss of $ 81.0 billion, due to an exchange loss of $ 49.2 billion, caused by the depreciation of the Mexican peso against the U.S. dollar, as well as taxes and duties, which represented 55% of total revenues.

First nine months summary

Total sales amounted to $ 1,138.1 billion.

Crude oil production remained above 2.5 MMbd.

EBITDA, a proxy of cash flow, recorded an increase of 24.2% due to increased revenues.

Taxes paid increased 30.6%, amounting to $632.5 billion (U.S.$47.1 billion).

During the first nine months of 2011, PEMEX recorded a net loss of $ 67.7 billion, due to an exchange loss of $ 39.5 billion, caused by the depreciation of the Mexican peso against the U.S. dollar, as well as to the heavy tax burden.

OPERATIONAL RESULTS

Total Revenues from Sales and Services

Total revenues from sales and services during the third quarter of 2011, increased 23.5% to $ 392.1 billion (U.S.$29.2 billion) as compared to the same period of 2010 primarily due to:

- a 45.8% increase in the Mexican crude oil basket price from US$ 69.3 per barrel in the third quarter of 2010, to US$ 101.01 per barrel in the same period of 2011. This was partially offset by a 4.1% decrease in the volume of crude oil exports, which recorded an average volume of 1,302 Mbd during the quarter;
- an increase by 43.6% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢196.76 per gallon to U.S.¢282.59; and
- higher prices for products sold in Mexico were recorded, including gasolines (Magna 12%, Premium, 5%), diesel (12%), fuel oil (38%), jet fuel (37%), and asphalt (18%). Additionally, increases in the volume sold of the following products were recorded, premium gasoline (6%), diesel (3%), fuel oil (20%) and asphalt (7%).

During the nine months of 2011, total revenues from sales and services, increased by 21.2% to $ 1,138.1 billion (US$ 84.8 billion) as compared to the same period of 2010.

Domestic Sales

Domestic sales increased by 17.5%, amounting to $ 201.4 billion (U.S.$ 15.0 billion) in the third quarter of 2011.

From January 1 to September 30, 2011, total domestic sales increased by 13.6% to $ 576.9 billion (U.S.$ 43.0 billion) due to higher prices in domestic products sold such as gasoline, diesel, fuel oil, jet fuel, and asphalt.

Exports

During the third quarter of 2011, export sales increased by 30.9%, to $ 189.4billion (U.S.$ 14.1 billion) as compared to the same period of the previous year.

Total exports for the first nine months of 2011 increased by 30.5% to $557.2 billion (U.S.$ 41.5 billion) as compared to the same period of 2010 primarily due to higher prices of the Mexican crude oil basket in the international markets. The average price per barrel from January 1 to September 30, 2011 was of US$ 99.74, as compared to U.S.$ 70.15 in the same period of 2010. Additionally, a 1.7% increase in the volume of crude oil exports was recorded during the same period, from 1,315 to 1337 Mbd.

Cost of Sales

Cost of sales, during the third quarter of 2011, increased by 33.4% to $ 208.4 billion, as compared to the same period of 2010. The increase in cost of sales is primarily due to:

- a 50.7% increase in purchases for resale, due to higher hydrocarbon prices and its derivatives;
- a 29.6% increase in operating expenses due to increases in the costs of personal services, materials, services payable to third parties and insurance, and guarantee letters. These increased expenses were partially offset by an 86.6% decrease in fees paid to third parties; and
- a 63% increase in exploration expenses, as well as a 49.8% increase in preservation and maintenance expenses.

The aforementioned was partially offset by decreases of 3.7% in amortizations, 3.6% in the net cost of employee benefits during the period, and 1.9% in the cost of non-successful wells.

Distribution expenses increased by 13.4%, as a result of:

- an increase of 28.6% in operating expenses, due to increases in the costs of personal services, materials and other operation expenses, which were partially offset by decreases in fees paid to third parties, as well as services payable to third parties; and
- decreases of 5% in depreciation and 3% in the net cost for the period of employee benefits.

In addition, administrative expenses decreased by 5.5% due to:

- A decrease in medical service expenses, services and fees paid to third parties, as wells as leases and royalty costs. This was partially offset by an increase in the cost of personal services.
- A decrease of 8.4% in depreciation expense during the period.
- The previous was partially offset by an increase of 2.1% in the net cost for the period of employee benefits.

From January 1, 2011 to September 30, 2011 cost of sales increased by 23.6%, amounting to $ 558.1 billion, as compared to the same period of the previous year .

This was primarily due to:

- higher volume of import products, primarily gasoline and diesel;
- variations originated by greater average prices;
- an increase in operation expenses; and
- the increase in preservation and maintenance expenses.

Net Cost for the Period of Employee Benefits

During the first nine months of 2011, the net cost of employee benefits decreased 1.9% from $ 88.2 to $86.6 billion (a decrease of U.S. $ 1.7 billion). This decrease is primarily due to hypothesis adjustments in the actuarial calculation.

Other Revenue (Expenses)

The increase recorded in other revenues during the third quarter of 2011 is primarily due to:

A 225.0% increase in other revenues, as a result of a 205.5% increase in the IEPS credit by $28.6 billion, which was partially offset by an increase in other sundry expenses.

Additionally, in the first nine months of 2011, other revenues recorded an increase of 98.5% as compared to the same period of 2010, this was primarily as a result of an increase in the accrued amount of IEPS credit.

Comprehensive Financing Result

The comprehensive financing result recorded a negative variation of $ 74.1 billion, as compared to the same quarter of 2010, as a result of:

- higher interest expense, as a result of the financial instruments valuation; and
- an increase of the exchange loss, due to a greater depreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation recorded during the same period of the previous year, from $ 13.4217 per U.S. dollar to $ 12.5011 per U.S. dollar in the same quarter of 2010. This represents a 7.4% exchange rate fluctuation.

Moreover, from January 1 to Sept. 30, 2011, the comprehensive financing result recorded a cost of $ 61.8 billion due to the depreciation of the Mexican peso against the U.S. dollar, as well as to higher interest expense.

Net Income
During the third quarter of 2011, PEMEX recorded a net loss of $ 81.0 billion (U.S. $6.0 billion), as compared to the same period in 2010, primarily as a result of the foreign exchange variation.

During the first nine months of 2011, PEMEX recorded a net loss of $67.7 billion (U.S.$5.0 billion), as a result of the negative comprehensive financing result of $ 61.8 billion.

Current Assets
As of September 30, 2011, current assets increased by 9.2% as compared to December 31, 2010, amounting to $ 342.2 billion. The $ 28.8 billion increase recorded, is primarily due to an increase in account receivables, which was partially offset by a 4.0% decrease in cash and cash equivalents.

Current assets recorded an increase of 0.3% as compared to September of 2010. However, total assets recorded an increase of 6.1%, in the same period.

Property, plant and equipment
Property, plant and equipment increased by 2.6%, amounting to $ 1,088.8 billion, as compared to December 31, 2010.

Current Liabilities
Current liabilities increased by 20.0% as compared to December 31, 2010, totaling $ 248.8 billion, primarily due to an increase of $16.9 billion in short term debt; an increase of $14.4 billion in suppliers, a $4.4 increase in accounts and accrued expenses payable in short-term debt, and an increase of $ 5.8 billion in taxes and duties payable.

As compared to September 2010, an increase of $10.8 billion (4.6%) was recorded due to a considerable increase of taxes and duties payable, and to a $5.8 billion reduction in short term debt.

Equity
As of September 30, 2011, PEMEX recorded negative equity totaling $ 177.3 billion, as compared to negative equity of $ 113.8 billion as of December 31, 2010. It is worth noting that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

OPERATING RESULTS OF THE THIRD QUARTER OF 2011

Crude Oil Production
Crude oil production decreased by 1.6% as a result of:

- delays in the completion of wells at Cantarell due to the fact that contracting of drilling equipment ran behind schedule, as a result of longer tender processes;
- maintenance of the Yuum K'ak' Naab floating production storage and offloading (FPSO) unit;
- unfavorable weather conditions caused by the Tropical storm "Nate";
- a natural decline in production at the Antonio J. Bermúdez and Jujo-Tecominoacan projects in the Southern Region; and

- the increase of the oil-gas contact zone of the Ixtal-Manik and Caan projects in the Southwestern Region.

The above factors were partially offset by a 24% increase in production at the Aceite Terciario del Golfo (ATG) project. In addition, increases in production of light and extra-light crude oil were observed in the projects Ogarrio-Magallanes and Delta del Grijalva in the Southern Region, and at the Yaxche project in the Southwestern Marine Region.

Natural Gas Production

Total natural gas production decreased by 7.9% (does not include nitrogen) primarily as a result of:

- a decrease in associated gas production, due to a decline in production of the Antonio J. Bermúdez Asset in the Southern Region, and at the Cantarell Asset in the Northeastern Marine Region; and
- a decrease in non-associated gas production in the Burgos and Veracruz Assets of the Northern Region.

This decrease was partially offset by an increase in production at the Litoral de Tabasco Asset in the Southwestern Marine Region, and at the ATG Asset of the Northern Region.

Gas Flaring

Gas flaring decreased by 48%, primarily due to:

- the installation of infrastructure on offshore platforms for the handling and transportation of gas;
- the implementation of strategies to strengthen operational reliability; and
- the execution of strategies at Cantarell to optimize the exploitation of wells with high gas content.

Crude Oil Processing

Total crude oil processing decreased by 2.2%, as a result of:

- maintenance and repairs in the National Refining System (NRS);
- power outages in the Madero and Salina Cruz refineries; and
- primary services outages at the Salina Cruz Refinery.

Primary distillation capacity decreased by 2.7%, as a result of lower plants utilization and to the start-up and stabilization of operations in the Primary Maya plant at Minatitlán.

Production of Petroleum Products

Petroleum products production decreased by 4.3%, as a result of:

- lower crude oil processing due to scheduled and non-scheduled maintenance; and
- services outages.

Natural Gas Processed

Total natural gas processing increased by 1.8%, primarily due to the greater availability of sweet wet gas. Moreover, condensates processing increased by 12.6% due to increased production from the Marine Region, as well as the Northern Regions.

As a result, dry gas and natural gas liquids production increased by 3.1% and 1.6%, respectively, as compared to the third quarter of 2010.

Petrochemicals Production

Petrochemical production decreased by 12.4%, in line with the company's strategy of channeling production into the most profitable chains. Accordingly, the production in the methane derivatives chain recorded an increase of 19%; the aromatics and derivatives chain production decreased as a result of a reduction of the gasoline component in manufacturing, in response to increased input costs; the production of the propylene and derivatives chain decreased due to a decrease in demand for these products; and the production in the ethane derivatives chain decreased due to lower demand of such products.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RAISING

Equity Structure

As of September 30, 2011, PEMEX had negative equity totaling $ 177.4 billion, as compared to negative equity of $113.8 billion recorded as of December 31, 2010. The increase is due to the net loss of $ 67.7 billion recorded during the period of January 1 to September 30, 2011. It is of importance that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

The total capitalization (long term debt plus equity) increased during the third quarter of 2011, to $ 439.6 billion as compared to $ 461.4 billion as of December 31, 2010.

In the first nine months of 2011, there were no capitalized payments to the equity of Petróleos Mexicanos their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of September 30, 2011, Petróleos Mexicanos holds liquidity management credit lines for US$ 3.5 billion, U.S.$ 3.25 billion are currently available

Debt

The following table shows the Consolidated Total Debt comparative as of September 30, 2011 and 2010:

Consolidated Total Debt

	As of September 30	
	2010	2011
	(billion pesos)	
Short-Term	$ 112.3	$ 106.5
Long-Term	$ 540.5	$ 617.0
Total Debt	**$ 652.8**	**$ 723.5**

The following are the main financing activities carried out during the third quarter of 2011:

- On July 20, 2011, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes paid semi-annually and due in January 2021, which were issued in July 2010.
- On September 27, 2011, Petróleos Mexicanos issued Ps. 10.0 billion of *Certificados Bursátiles* (publicly traded notes) in two tranches:
  - Ps. 7.0 billion due in 2017, at TIIE + 24 basis points, due on 2017; and
  - the equivalent of approximately Ps. 3.0 billion, denominated in UDIs (Investment Units) due on 2021, at a 3.55% semi-annual fixed coupon.

- On October 12, 2011, Petróleos Mexicanos reopened U.S.$1.25 billion of its 6.500% Bonds paid semi-annually and due in June 2041, which were issued in May 2011.

The proceeds from these placements will be used to finance investment projects and debt refinancing.

Investment in Shares

PEMEX has been a partner of Repsol since 1979. After an invitation extended by the Spanish government PEMEX acquired shares from Petróleos del Norte (Petronor) with the purpose of establishing a strategic collaborative relationship between the two companies. In addition, PEMEX has been part of Repsol's Board of Directors in an effort to create more value for shareholders and in consequence of its assets.

On August 29, 2011, PEMEX and Sacyr Vallehermoso, Repsol's largest shareholder, signed a Shareholder's Agreement to syndicate their voting rights on important decisions taken regarding Repsol. Among other topics, PEMEX and Sacyr-Vallehermoso agreed on the following goals:

- Maintaining Repsol as an independent Spanish company.
- Concentrating on international best practices regarding corporate governance and corporate social responsibility.
- Efficient management of Repsol and of companies in which it holds shares.
- Promoting coordination and create synergies.
- Representation of shareholders before the management and governing bodies of Repsol, according to its shareholder weight.

Under this agreement, during the third quarter of 2011, PMI Holdings B.V., a wholly-owned subsidiary of Petróleos Mexicanos, purchased in the open market a total of 57,204,240 shares of Repsol YPF, S.A., which represent 4.686% of the company. The transaction cost approximately €1.2 billion, 70% of it has been financed with a new debt facility, while 30% of it came from PEMEX's own resources, without affecting Petróleos Mexicanos' investment budget. With this acquisition PEMEX increased its economic and voting rights in Repsol YPF, S.A. from 4.806% to 9.492%.

Cash flows from operating activities, financing and investment

During the third quarter of 2011, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $ 134.5 billion, as compared to $ 99.8 billion in the same period of 2010.

As of September 30, 2011, cash and cash equivalents totaled $ 128.3 billion, compared to $ 133.7 billion as of September 30, 2010.

Treasury Policies

As far to the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Balances with the Treasury.
e) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA-	AA.mx

International Scale	Fitch	Standard and Poor's	Moody's
Long Term	BBB	BBB	Baa1

Dollar Funds

The policy for the management of this currency is to invest the funds where resources are invariably deposited not more than 48 hours. Later on, these resources are deposited in accounts previously opened in the Banco de Mexico. Foreign exchange transactions, by volume, are performed with the Banco de Mexico.
Petróleos Mexicanos invariably seeks funds in which investments are classified by the Bank of Mexico with liquidity ratio and, in turn, comply with various provisions that govern its operation.

Cash and cash equivalents currencies
Petróleos Mexicanos' cash and cash equivalents relies primarily in pesos and dollars, since it comes from the sales of its products, whether domestic or international. In the same way Petróleos Mexicanos makes payments of various expenses and debt in those currencies.

Relevant investment capital
Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report.

Significant transactions not recorded in the balance sheet or income statement
Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax credits or debits
In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added

tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional Ps. 4.6 billion approximately (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert´s evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of the date of this report, a resolution is still pending.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional Ps. 1.5 billion approximately (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert´s evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. As of the date of this report, a resolution is still pending.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(I) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;

(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX´s expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and

(Iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX´s financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

1 Approval

On October 26, 2011, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

2 Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX") as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 are unaudited, while the consolidated financial statements as of December 31, 2010 is audited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these condensed consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos and references to "dollars" or "U.S.$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under *Normas de Información Financiera Mexicanas* (Mexican Financial Reporting Standards or "FRS") have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2010.

3 Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the *Consejo Mexicano de Normas de Información Financiera A. C.* (Mexican Financial Reporting Standards Board, or "CINIF").

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these condensed consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 "Effects of Inflation" ("FRS B-10").

These condensed consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI") issued by Banco de México. In accordance with FRS B-10, in 2008, 2009 and 2010, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as "inflationary."

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

The condensed consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the unaudited financial statements of the Subsidiary Entities and Subsidiary Companies as of September 30, 2011 and 2010.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust (i); Fideicomiso F/163 (i), and Pemex Finance, Ltd.

i. The principal function of the Master Trust and Fideicomiso F/163 (the "Trusts") consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. Amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX's management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

The condensed financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year-end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments, as well as restricted cash and cash equivalents, in accordance with FRS C-1, "Cash and Cash Equivalents" ("FRS C-1"). As of the date of these condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result ("CFR").

In addition, restricted cash and cash equivalents is comprised of excess revenues provided by the Mexican Government to Petróleos Mexicanos pursuant to article 19, fraction IV, clause c) of the *Ley de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability), which may only be used for infrastructure related projects. These excess revenues, which increased our equity, were previously recorded in our assets under "Accounts, notes receivable and other," and were reclassified in accordance with FRS C-1.

(e) Inventories and cost of sales

Inventories are valued as follows:

I. Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II. Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III. Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(f) Investment in shares of non-consolidated subsidiaries and affiliates

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of September 30, 2011 and 2010.

Other non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method.

(g) Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

In accordance with the FRS D-6, "*Capitalization of Comprehensive Financing Result*," during the construction period, the CFR associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

(Figures stated in thousands of Mexican pesos, except as noted)

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment.

(h) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with FRS C-15, "Impairment of the Value of Long-Lived Assets and Their Disposal." PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations.

(i) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) "Extractive Activities—Oil and Gas" issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932 provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX's information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(j) Reserve for abandonment cost of wells

The *Reglamento de Trabajos Petroleros* (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the *Secretaría de Energía* (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporary closed are recorded based on the units of production method. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

(k) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events-primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(l) Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method.

The amortization periods of the unamortized items are as follows:

- Retirement benefits:

  i. Initial transition liability and salary increases due to promotions, over a maximum of five years.

  ii. Plan amendments and actuarial gains and losses for the period, over the employees' average remaining years of employment.

- Termination benefits:

  i. Initial transition liability and plan amendments, over a maximum of five years.

  ii. Salary increases due to promotions, over a maximum of one year.

  iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these condensed unaudited consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(m) Cumulative currency translation effect

This represents the difference resulting from the translation of the financial statements of consolidated foreign subsidiaries into the reporting currency, if the functional currency of a foreign subsidiary is different than its recording currency.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, witch are based mainly on petroleum production, prices forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax or "IETU").

(o) *Special Tax on Production and Services ("IEPS Tax")*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer receives the product at a PEMEX facility, sales revenues are recorded upon receipt of such product. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(q) Comprehensive result

Comprehensive result represents the sum of net (loss) income for the period plus the accumulated currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions. Until December 31, 2007, comprehensive result also included the effects of inflation restatement of equity on the basis of NCPI factors.

(r) Comprehensive financing result ("CFR")

The CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and minus any portion of the comprehensive financing result that is capitalized.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(s) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

4 Foreign currency exposure

As of September, 2011 and 2010, the condensed unaudited consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset Position	Period-end exchange rate	Amounts in pesos
As of September 30, 2011:					
U.S. dollars	13,294,694	(41,990,756)	(28,696,062)	13.4217	(Ps. 385,149,932)
Japanese yen	167,785	(162,133,728)	(161,965,942)	0.1754	(28,402,348)
Pounds sterling	3,167	(784,849)	(781,681)	20.9701	(16,391,917)
Euros	570,831	(4,962,874)	(4,392,043)	18.2522	(80,164,312)
Swiss Franc	521,638	(1,037,993)	(516,355)	14.9562	(7,722,715)
Canadian Dollars	79	(98)	(19)	13.0739	(249)
Total liability position, before foreign currency hedging					(Ps. 517,831,473)

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset Position	Period-end exchange rate	Amounts in pesos
As of September 30, 2010:					
U.S. dollars	12,749,381	(35,984,266)	(23,234,885)	12.5011	(Ps. 290,461,621)
Japanese yen	0	(192,200,816)	(192,200,816)	0.1492	(28,676,362)
Pounds sterling	3,478	(784,971)	(781,493)	19.7555	(15,438,785)
Euros	16,712	(3,658,778)	(3,642,066)	16.9777	(61,833,904)
Swiss Franco	519,833	(1,035,577)	(515,744)	12.8111	(6,607,248)
Canadian dollars	79	(19)	60	12.1135	727
Total liability position, before foreign currency hedging					(Ps. 403,017,193)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

5 Cash and cash equivalents:

As of September 30, 2011 and 2010, cash and cash equivalents were as follows:

	As of September 30, 2011	As of September30, 2010
Cash on hand and in banks	Ps. 70,383,370	Ps. 98,303,690
Marketable securities	55,371,903	23,318,002
Restricted cash and cash equivalents	2,542,086	12,094,420
Total	Ps. 128,297,359	Ps. 133,716,112

6 Accounts, notes receivable and other, net:

As of September 30, 2011 and 2010, the accounts, notes receivable and other, net were as follows:

	As of September30, 2011	As of September30, 2010
Trade-domestic	Ps. 57,533,977	Ps. 76,159,485
Trade-foreign	53,274,240	33,981,048
Other taxes payments in excess	117,503	1,056,522
Employees and officers	4,565,361	4,473,988
Advance payments of taxes	3,008,570	4,946,000
Other accounts receivable	53,801,411	52,433,519
Less:		
Allowance for doubtful accounts	(2,237,752)	(1,266,270)
Total	Ps. 170,063,310	Ps. 171,784,292

7 Inventories:

As of September 30, 2011 and 2010, inventories were as follows:

	As of September 30, 2011	As of September 30, 2010
Crude oil, refined products, derivatives and petrochemical products	Ps. 39,473,082	Ps. 31,393,116
Materials and supplies in stock	5,022,271	5,139,104
Materials and products in transit	189,972	130,667
Less:		
Allowance for slow-moving and obsolete inventory	(812,140)	(940,008)
Total	Ps. 43,873,185	Ps. 35,722,879

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

8 *Investment in shares of non-consolidated subsidiaries and affiliates*

During the third quarter of 2011, PMI Holdings, B.V. (PEMEX's subsidiary) made an acquisition in the market of 57,204,240 shares of Repsol YPF, S.A., the acquisition represents the 4.686% of Repsol's share capital. The amount of this operation was €1,141.7 millions.

9 Wells, pipelines, property, plant and equipment

As of September 30, 2011 and 2010, the balances of wells, pipelines, property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	As of September30, 2011	As of September 30, 2010
Plants	Ps. 468,297,480	Ps. 437,209,982
Drilling equipment	25,469,500	25,796,242
Pipelines	324,777,177	312,438,070
Wells	837,448,044	751,472,704
Buildings	58,786,696	56,090,659
Offshore platforms	214,133,199	198,552,979
Furniture and equipment	45,740,063	43,099,520
Transportation equipment	13,693,200	15,070,984
	1,988,345,359	1,839,731,140
Less:		
Accumulated depreciation and amortization	1,055,872,136	975,300,485
Net value	932,473,223	864,430,655
Land	41,484,917	41,044,168
Construction in progress	113,538,049	116,771,820
Fixed assets to be disposed of	1,326,974	1,157,247
Total	Ps.1,088,823,163	Ps.1,023,403,890

The depreciation of fixed assets and amortization of wells for the nine month periods ended September 30, 2011 and 2010 recognized in cost and operating expenses was Ps. 70,934,447 and Ps. 70,422,253 respectively.

10 Debt

In the period from January 1 to September 30, 2011, the significant financing activities of Petróleos Mexicanos were as follows:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

- During 2011, Petroleos Mexicanos obtained U.S.$81,805 from credit lines guaranteed by export credit agencies.

- On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 with a floating rate; the loan matures in September 2011.

- On March 15, 2011; Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of publicly traded notes with a floating rate and mature in 2016.

-

- On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 with a rate of 6.50% Bonds due 2041. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. These notes are guaranteed.

- On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 with a rate of 5.50% Bonds due 2021. This issuance was a reopening of the Petróleos Mexicanos' July 21, 2010 note issuance under Medium-Term Notes Program, Series C. These notes are guaranteed.

- On September 1st, 2011 PMI Holdings, B.V. entered into a syndicated credit in the amount of €799.3 millions with a rate interest of 5.37% and mature on August, 2014. The objective of this credit was to finance part of the acquisition of Repsol's share capital.

- On September 9, 2011, PMI Holdings B.V. entered into a $50,000 credit line with a banking institution with an interest rate of 4.91% and matures on November 8, 2011.

- During 2011, PMI Holdings B.V. obtained syndicated credits of U.S. 1,228,000 with different rates and short term maturities. As of September 30, the amounts of these credits are US$1,000,000.

- During the nine months of 2011, PMI Trading borrowed and repaid an aggregate amount of U.S. $2,689,000 related to the syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. The objective of this credit line is to finance the trading activities of PMI Trading. On June 15, 2011, PMI Trading Limited and PMI Holdings B.V. entered into a new syndicated revolving credit line in the amount of U.S. $1,000,000 with international banks and Credit Agricole CIB, as administrative Agent. The amount outstanding under this facility as of June 30, 2011 was U.S. $350,000.

(Figures stated in thousands of Mexican pesos, except as noted)

11 Comprehensive income (loss)

The Comprehensive income (loss) as of and for the nine month period September 30, 2011 and as 2010 is set forth below:

	September 30, 2011	September, 30 2010
Net (loss) for the nine-month period	Ps. (67,657,572)	Ps. (21,420,187)
Derivative financial instruments	340,437	(205,246)
Conversion effect	3,622,655	(1,476,147)
Comprehensive (loss) e as of the end of the period	Ps. (63,694,480)	Ps. (23,101,580)

12 Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of September 30, 2011 and 2010, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 13,769,779 and Ps. 14,626,447, respectively. In the event of rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of September 30, 2011
2011	Ps. 318,020
2012	1,961,895
2013	1,412,603
2014	1,431,746
2015	1,453,017
Over 5 years	7,192,498
Total	Ps. 13,769,779

PEMEX has a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017.

(Figures stated in thousands of Mexican pesos, except as noted)**

As of September30, 2011 and 2010, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 1,307,582 and Ps. 1,662,825, respectively.

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

		As of September 30, 2011
2011 remaining quarters	Ps.	139,031
2012		559,905
2013		122,329
2014		122,329
2015		122,329
2016 to 2017		241,659
Total	Ps.	1,307,582

As of September 30, 2011, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 4,882,598.

At September 30, 2011 and 2010, PEMEX had contracts with various contractors for an estimated amount of Ps. 358,954,920 and Ps. 334,334,052, respectively, for the development of various infrastructure works PEMEX has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

13 Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2011 and 2010 the reserve for environmental remediation expenses totaled Ps. 5,439,825 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet

Pemex is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. As of September 30, 2011, PEMEX had accrued a reserve of Ps. 8,798,275 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court's experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court's experts with respect to such report. On February 15, 2011, the parties filed their final pleadings. On March 15, 2011, the parties filed their expenses report before the ICA. As of the date of this report, a final determination of the amounts due to each party is still pending.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. ("USISA") filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining. Pemex-Refining and USISA both filed *amparos* (No. 204/2009 and No. 205/2009) against the resolution. Both *amparos* were joined (No. D. C. 03/2010 and No. D.C. 04/2010) in the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining's *amparo* and in favor of the plaintiff, ordering that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff's financial expenses. On August 30, 2010, Pemex-Refining and USISA filed *amparos* before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both *amparos* were denied. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment because as of the date of this report, the plaintiff has not submitted the appropriate motion.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim, as well as all amounts deemed fair and appropriate by the court. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,564 plus interest (such amount already having been reduced by the amount owed to Pemex-Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court's account on December 30, 2010, eliminating the risk of any attachment of assets ordered against Pemex-Exploration and Production in the United States. On March 29, 2011, Pemex-Exploration and Production filed an appeal, and COMMISA filed a response on June 3, 2011. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District

(Figures stated in thousands of Mexican pesos, except as noted)

Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, an *amparo* against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution, which was granted on August 25, 2011 stating that a new resolution has to be issued to declare the arbitration award null and void. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Court of Appeals requesting that the judgment against Pemex-Exploration and Production is declared void and COMMISA request is rejected. As of the date of this report, a resolution is still pending.

On August 16, 2006, two separate *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the *Juzgado Cuarto de Distrito en Materia Administrativa* (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity's constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the *Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, pursuant to the Political Constitution of the United Mexican States, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing was to be held on November 8, 2011.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,877, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before the *Tribunal Unitario del Décimo Circuito* (Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. The plaintiff also filed an appeal against this judgment to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos' right to appeal was affirmed. On June 14, 2011, the *Primer Tribunal Unitario del Décimo Circuito* (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court and ordered the plaintiff to pay expenses related to this claim. On July 4, 2011, the plaintiff filed an *amparo* before the First Unit Court of the Tenth Circuit against this resolution. The defendants also filed an *amparo* against this resolution. As of this date, a final resolution is still pending.

(Figures stated in thousands of Mexican pesos, except as noted)

In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the *Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of the date of this report, a resolution is still pending.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the *Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. As of the date of this report, a resolution is still pending.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. The Seventh District Court provisionally suspended the main claim while it considered this interlocutory appeal. Pursuant to an interlocutory resolution dated September 3, 2010, the Court denied this motion. The defendants filed an appeal against this resolution before the *Tercer Tribunal Unitario del Décimo Noveno Circuito* (Third Unit Court of the Nineteenth Circuit), which was

(Figures stated in thousands of Mexican pesos, except as noted)

granted in part, of which Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were notified on November 30, 2010 (No. 13/2010). Both parties filed *amparos* against this resolution in the *Segundo Tribunal Unitario* (Second Unit Court) in Matamoros, Tamaulipas, and on May 6, 2011, the Second Unit Court affirmed the ruling of the Seventh District Court. On May 26, 2011, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a final *amparo* appealing the Second Unit Court's ruling, which was admitted. . On May 27, 2011, the provisional suspension under this *amparo* was denied and, therefore, on the same day, the Seventh District Court lifted the suspension of the main claim, which proceeded to the evidentiary stage. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an *amparo* against this resolution and on June 21, 2011 a constitutional hearing was held. A provisional suspension of the main claim was granted to Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals. As of this date, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified of this claim on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public works contract and damages totaling U.S. $193,713, due to non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On September 13, 2011, the *Segundo Tribunal Unitario del Décimo Circuito* (Second Unit Court of the Tenth Circuit) admitted an appeal filed by the plaintiff against a Court´s resolution rejecting evidence previously filed by the plaintiff. A final resolution is still pending.

On July 8, 2011, La Compañía Petrolera La Norma, S.A. filed an administrative claim against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México del Tribunal Federal de Justicia Fiscal y Administrativa* (Second Regional Court Hidalgo-México of the Federal Fiscal and Administrative Court) in Tlalnepantla, Estado de México seeking that the cancelation of its alleged petroleum concession is declared null and void and an indemnification payment for approximately Ps. 1,552,730. On September 9, 2011, the claim was admitted (file no. 4334/11-11-02-6). As of this date, Pemex-Exploration and Production has not filed a response to this claim.

On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Decimosegundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. In response to this claim, Pemex-Exploration and Production filed a motion stating that the court lacked jurisdiction. This motion was denied. Pemex-Exploration and Production filed an appeal against this resolution before the *Tercer Tribunal Unitario en Materias Civil y Administrativa* (Third Unit Civil and Administrative Court). A final resolution is still pending.

(Figures stated in thousands of Mexican pesos, except as noted)

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Tercero de Distrito en Materia

  Administrativa (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the "Mexlub" trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes' exclusive right to sell its lubricants in these service stations. On May 11, 2011, the amparo filed by Impulsora and an amparo filed by Bardahl were both denied. Pemex-Refining was ordered to explain why it denied Bardahl the ability to sell its products in the service stations franchised by Pemex-Refining. On June 8, 2011, Pemex-Refining filed a motion for review of this resolution, which was admitted on June 16, 2011. As of this date, a final resolution is still pending.

- On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. As the date of this report, Pemex-Refining had not requested the legal execution of the resolution because some out-of-court general meetings have been held.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General *de la República* (Federal Attorney General's Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that certain officers of Mexicana de Lubricantes had collected Ps. 25,828 in wages and salaries without the

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

prior authorization of the board of directors of Mexicana de Lubricantes. In addition, Pemex-Refining claimed that it had suffered Ps. 360,942 in damages as a result of alleged fraud committed by the board of directors. On March 4, 2011 the experts of the Attorney General's Office and the experts of Pemex-Refining held a meeting and agreed that the amounts above described are of an amount of Ps. 12,087 for unauthorized wages and salaries and Ps. 169,101 for damages, corresponding to the 46.85% of shares of Mexicana de Lubricantes held by Pemex-Refining As of this date, a final resolution is still pending.

- On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the *Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (First Unit Civil and Administrative Court of the First Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this resolution (No. 667/2010) before the *Noveno Tribunal Colegiado en Materia Civil del Primer Circuito* (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed *amparos* (No. D.C. 200/2011 and No. D.C. 201/2011). Mexicana de Lubricantes' *amparo* was granted, and the Court issued a new resolution in its favor. In response, in March 2011, Pemex-Refining filed an *amparo* which was denied by the Ninth Civil Joint Court on June 30, 2011. Therefore, on July 11, 2011 the First Unit Civil and Administrative Court issued a new resolution against Pemex-Refining. On July 29, 2011 Pemex-Refining filed an *amparo* against this resolution, which was admitted (file no. 518/2011)by the *Noveno Tribunal Colegiado en Materia Civil del Primer Circuito* (Ninth Civil Joint Court of de First Circuit). As of the date of this report, a final resolution is still pending.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010 (Figures stated in thousands of Mexican pesos, except as noted)

- On November 3, 1997, the *Comisión Federal de Competencia* (Federal Competition Commission) initiated an investigation into Pemex-Refining's business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to an objection filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related amparo (No. 373/2006), which is currently joined with *amparo* (No. 1519/2005), as well as the objection filed by Impulsora mentioned above. On October 20, 2009, Pemex-Refining filed an amparo (No. 1691/2009) and a provisional suspension was granted. A hearing was held on November 25, 2010, and on February 17, 2011, Pemex-Refining's *amparo* was granted and a definitive suspension was issued, thereby requiring the Federal Competition Commission to issue a new resolution based on the existing evidence. The Federal Competition Commission filed a motion to review this ruling before the *Décimo Primer Tribunal Colegiado en Materia Administrativa* (Eleventh Administrative Joint Court) (file 180/2011) and on September 27, 2011 the Court confirmed the previous resolution and granted an *amparo* in favor of Pemex-Refining. At the date of this report, the Federal Competition Commission had not complied with this ruling.
- On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the *Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito* (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl's products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl's damages totaled Ps. 6,210,692. On June 20, 2011, the Court ordered that the case move to the pleadings stage. As of the date of this report, the Court had not resolved an appeal that Pemex- Refining filed against the omission of the Court to establish a date to celebrate an experts hearing.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

14 Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment eliminations	Consolidated balance
As of September 30, 2011 and for the nine-month period then ended							
Trade sales.....	Ps. -	Ps.458,966,593	Ps. 95,878,685	Ps .22,021,162	Ps. 557,199,896	Ps. -	1,134,066,336
Intersegment sales.....	914,066,291	53,806,444	58,408,443	10,826,210	337,598,211	(1,374,705,599)	-
Services income...............	-	2,736,007	-	-	2,059,339	(715,586)	4,079,760
Sales cost	181,331,358	681,699,852	146,820,616	34,238,744	854,622,484	(1,340,562,207)	558,150,847
Gross income (loss)	732,734,933	(166,190,808)	7,466,512	(1,391,372)	42,234,962	(34,858,978)	579,995,249
General expenses	22,149,169	35,968,501	8,323,597	7,792,383	34,654,571	(35,077,575)	73,810,646
Other income net	(3,395,456)	121,946,056	464,984	299,435	231,174	(104,373)	119,441,820
Operating income (loss)	710,585,764	(202,159,309)	(857,085)	(9,183,755)	7,580,391	218,597	506,184,603
Comprehensive financing result...............	(47,404,650)	(16,121,220)	2,593,098	(581,581)	(165,457)	(113,753)	(61,793,562)
Interest loss	(32,790,454)	(13,021,809)	(4,997,157)	(594,806)	(61,432,782)	72,446,518	(40,390,490)
Interest gain	16,634,654	318,635	7,680,995	12,121	66,048,660	(72,560,271)	18,134,794
Exchange gain (loss)	(31,248,850)	(3,418,046)	(90,740)	1,104	(4,781,335)	-	(39,537,867)
Depreciation and amortization.......	60,410,999	6,724,568	2,461,268	888,801	448,811	-	70,934,447
Cost of employee benefits...............	29,215,167	27,801,512	6,374,521	7,383,125	15,783,533	-	86,557,858
Taxes and duties	626,861,503	-	1,034,723	8,654	4,631,040	-	632,535,920
Net income (loss)	32,908,155	(96,334,474)	1,166,273	(9,474,555)	(62,099,934)	66,176,962	(67,657,573)
Total assets.	1,634,401,349	599,568,744	145,610,397	109,553,736	1,960,400,654	(2,977,440,127)	1,472,094,753
Current assets...............	819,418,693	390,618,894	102,828,755	90,207,353	1,003,127,923	(2,063,967,764)	342,233,854
Investments in shares and securities...........	737,219	157,094	1,440,415	-	353,363,042	(323,357,838)	32,339,932
Fixed assets...............	811,208,743	208,321,726	41,224,764	18,543,567	9,524,363	-	1,088,823,163
Acquisitions of fixed assets...............	88,590,000	13,620,700	1,384,500	1,793,400	214,000	-	105,602,600
Current liabilities...........	449,598,767	428,684,889	25,443,355	23,348,462	1,376,077,807	(2,054,399,733)	248,753,547
Reserve for employee benefits	247,838,834	243,607,386	60,158,824	66,851,587	99,652,171	-	718,108,802
Total liabilities..........	1,317,652,943	710,077,104	93,916,979	90,923,477	2,091,411,682	(2,654,549,862)	1,649,432,323
Equity................	316,748,406	(110,508,361)	51,693,418	18,630,259	(131,011,028)	(322,890,264)	(177,337,570)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

As of September 30, 2010 and for the nine-month period then ended

Trade sales.....	Ps. -	Ps. 394,386,090	Ps. 94,803,077	Ps .18,516,391	Ps. 427,116,069	Ps. -	Ps. 934,821,627
Intersegment sales.....	727,628,129	52,088,116	56,886,306	12,722,854	249,630,209	(1,098,955,614)	-
Services income................	-	2,697,887	-	-	2,215,115	(717,743)	4,195,259
Sales cost	170,783,276	527,795,839	142,145,179	35,011,952	641,132,046	(1,066,240,628)	450,627,664
Gross income (loss)	556,844,853	(78,623,746)	9,544,204	(3,772,706)	37,829,345	(33,432,728)	488,389,222
Operating income (loss)	532,117,189	(114,450,630)	1,220,536	(11,557,566)	6,475,619	(294,893)	413,510,255
Other income net	(1,664,648)	58,399,557	1,091,744	(214,917)	915,624	291,697	58,819,057
Net income (loss)	33,158,481	(66,992,403)	3,242,357	(12,397,876)	(17,639,380)	39,208,634	(21,420,187)
Comprehensive financing result................	(20,310,293)	(8,139,118)	2,006,776	(408,650)	17,230,543	-3,286	(9,624,028)
Interest loss	(38,629,957)	(10,218,687)	(4,749,211)	(365,287)	(80,873,517)	73,510,753	(61,325,906)
Interest gain	6,730,804	539,406	6,527,625	19,520	95,533,527	(73,514,039)	35,836,843
Exchange gain (loss)	11,588,860	1,540,163	228,362	(62,884)	2,570,534	-	15,865,035
Depreciation and amortization........	59,796,033	6,642,309	2,650,158	855,273	478,480	-	70,422,253
Cost of employee benefits...............	29,711,862	30,024,500	6,101,508	8,260,597	14,140,041	-	88,238,508
Taxes and duties	477,080,584	2,802,212	1,076,700	216,742	3,318,385	-	484,494,623
Total assets.	1,513,466,999	534,552,592	142,279,537	89,568,990	1,811,071,784	(2,703,089,661)	1,387,850,241
Current assets................	746,904,032	341,238,365	98,704,277	71,094,191	916,917,391	(1,833,634,974)	341,223,282
Investments in shares and securities............	706,850	157,094	1,819,988	-	350,942,421	(343,347,712)	10,278,641
Fixed assets................	763,046,433	192,478,188	41,372,774	17,318,818	9,187,677	-	1,023,403,890
Acquisitions of fixed assets................	119,654,500	12,777,000	1,684,500	1,176,900	259,100	-	135,552,000
Current liabilities............	452,507,420	326,143,447	29,428,227	16,452,186	1,235,471,555	(1,822,124,554)	237,878,281
Reserve for employee benefits	220,401,968	217,667,292	54,175,843	60,159,946	87,319,277	-	639,724,326
Total liabilities...........	1,221,668,370	581,185,980	92,255,677	77,351,904	1,863,673,889	(2,359,738,076)	1,476,397,744
Equity................	291,798,630	(46,633,388)	50,023,860	12,217,086	(52,602,106)	(343,351,585)	(88,547,503)

For some of the above items to match the individual balances, individual figures and those used for consolidation purposes, must be reconciled as shown below:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

September 2011	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Revenues:					
Individual	914,066,291	516,992,927	154,380,559	32,853,735	896,921,930
Unrealized sales intersegment elimination	-	(1,483,883)	(93,432)	(6,363)	(64,484)
Consolidated	914,066,291	515,509,044	154,287,127	32,847,372	896,857,446
Operating Results:					
Individual	713,509,661	(179,551,215)	(52,027)	(8,538,479)	7,592,045
Unrealized sales intersegment elimination	-	(1,483,883)	(93,432)	(6,363)	(64,484)
Unrealized gain elimination for valuing inventories at production cost	(873,188)	(21,124,211)	(711,627)	(638,913)	52,830
Elimination of capitalized refined products	(2,139,945)	-	-	-	-
Elimination of the depreciation of capitalized interest	89,236	-	-	-	-
Consolidated	710,585,764	(202,159,309)	(857,086)	(9,183,755)	7,580,391
Net Results:					
Individual	35,837,347	(73,726,380)	1,971,332	(8,829,279)	(35,135,622)
Unrealized sales intersegment elimination	-	(1,483,883)	(93,432)	(6,363)	64,484
Unrealized gain elimination for valuing inventories at production cost	(873,188)	(21,124,211)	(711,627)	(638,913)	(52,830)
Elimination of capitalized refined products	(2,139,945)	-	-	-	-
Elimination of equity method	(5,294)	-	-	-	(26,975,966)
Elimination of the depreciation of capitalized interest	89,236	-	-	-	-
Consolidated	32,908,156	(96,334,474)	1,166,273	(9,474,555)	(62,099,934)
Total assets:					
Individual	1,640,186,094	662,188,501	147,544,231	111,692,826	1,989,120,922
Unrealized sales intersegment elimination	-	(2,657,521)	(167,652)	(6,363)	6,304,648
Unrealized gain elimination for valuing inventories at production cost	(873,188)	(59,962,236)	(1,766,183)	(2,132,727)	(8,048,950)
Elimination of capitalized refined products	(2,139,945)	-	-	-	-
Elimination of equity method	(5,294)	-	-	-	(26,975,966)
Elimination of the depreciation of capitalized interest	(2,766,317)	-	-	-	-
Consolidated	1,634,401,350	599,568,744	145,610,396	109,553,736	1,960,400,654
Total liabilities:					
Individual	1,317,652,943	710,077,104	93,916,979	90,923,477	2,092,886,128
Unrealized sales intersegment elimination	-	-	-	-	(1,474,446)
Consolidated	1,317,652,943	710,077,104	93,916,979	90,923,477	2,091,411,682

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Figures stated in thousands of Mexican pesos, except as noted)

September 2010

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Revenues:					
Individual	726,588,698	449,000,606	151,359,287	31,219,201	678,835,123
Unrealized sales intersegment elimination	1,039,431	171,488	330,097	20,044	126,268
Consolidated	727,628,129	449,172,094	151,689,384	31,239,245	678,961,391
Operating Results:					
Individual	531,232,736	(115,044,408)	761,500	(12,843,166)	6,022,492
Unrealized sales intersegment elimination	1,039,431	171,488	330,097	20,044	(126,268)
Unrealized gain elimination for valuing inventories at production cost	(154,979)	422,291	128,940	1,265,555	579,394
Consolidated	532,117,188	(114,450,629)	1,220,537	(11,557,567)	6,475,618
Net Results:					
Individual	32,274,029	(67,586,181)	2,783,320	(11,986,253)	(20,071,275)
Unrealized sales intersegment elimination	1,039,431	171,488	330,097	20,044	(126,268)
Unrealized gain elimination for valuing inventories at production cost	(154,979)	422,291	128,940	(431,668)	579,394
Elimination of equity method	-	-	-	-	1,978,769
Consolidated	33,158,481	(66,992,402)	3,242,357	(12,397,877)	(17,639,380)
Total assets:					
Individual	1,511,388,137	577,864,404	143,891,078	91,368,403	1,808,339,889
Unrealized sales intersegment elimination	2,078,863	(1,903,296)	(48,854)	-	(1,358,488)
Unrealized gain elimination for valuing inventories at production cost	-	(41,408,516)	(1,562,687)	(1,799,413)	2,111,613
Elimination of equity method	-	-	-	-	1,978,769
Consolidated	1,513,467,000	534,552,592	142,279,537	89,568,990	1,811,071,783
Total liabilities:					
Individual	1,221,668,370	581,185,980	92,255,677	77,351,904	1,864,520,087
Unrealized sales intersegment elimination	-	-	-	-	(846,198)
Consolidated	1,221,668,370	581,185,980	92,255,677	77,351,904	1,863,673,889

15 Subsequent event

On October 26, 2011, the exchange rate was Ps. 12.5353 per dollar, which represents 9.16% depreciation in dollar terms as compared to the September 30, 2011 exchange rate which was Ps. 13.7994. The price of crude oil mix was U.S. $103.57 per barrel, an increase of 10.3% in comparison with price as of September 30, 2011, of U.S. $93.87 per barrel.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Repsol YPF, S.A.	Oil company	57,204,241	4.69	20,840,194	20,910,597
Deer Park Refining Ltd.	Refining company	1	0.00	0	7,180,516
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,809,855
Instalaciones Inmobilidarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,429,756
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	682,349
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,500	100.00	5,271	44,747
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	38,847
Otras inversiones		1	0.00	0	-60,907
Estimación de Fluctuación en Inversiones		1	0.00	0	-852,922

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

TOTAL INVESTMENT IN ASSOCIATES			21,519,166	32,339,932
OTHER PERMANENT INVESTMENTS				0
TOTAL				32,339,932

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2011**

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							134,217	134,217	268,434	268,434	268,434	805,302
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40							67,721	120,396	138,659	32,585	0	0
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							0	238,322	238,325	119,163	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	28/08/2012	0.48							0	10,158	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.40							157,902	157,902	315,805	315,805	315,805	631,609
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.40							236,854	236,854	473,707	473,707	473,707	0
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	0.40							201,326	201,326	201,326	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.39							236,854	236,854	473,707	55,266	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.39							201,326	201,326	249,509	48,184	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.39							197,378	197,378	394,756	394,756	394,756	197,378
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	0.55							12,800	12,800	12,800	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.40							112,300	112,300	0	0	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	0.40							91,619	91,619	183,238	183,238	183,238	1,007,806
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.39							95,869	95,870	191,739	191,738	0	0
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.52							0	63,966	63,965	31,982	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.40							87,241	87,241	174,482	0	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.39							157,902	157,902	315,805	67,109	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.40							134,217	134,217	206,560	72,343	0	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.40							276,329	276,329	552,658	552,658	552,658	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.39							268,434	268,434	536,868	536,868	536,868	2,952,777
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.40							315,805	315,805	631,609	631,609	631,609	1,263,219
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.40							157,902	157,902	315,805	315,805	315,805	631,609
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.52							0	536,868	536,868	268,434	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.40							315,805	315,805	631,609	631,609	0	0
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.42							0	631,609	631,609	631,609	315,805	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	27/02/2017	0.48							0	44,387	44,387	44,387	44,387	66,581
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	0.46							325,432	325,432	650,864	650,864	650,864	2,603,455
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.39							12,896	12,896	25,792	12,896	0	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.40							160,514	137,878	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.44							1,908	1,844	3,688	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.45							67,109	201,324	268,434	201,326	134,217	0
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.42							335,543	335,543	671,085	671,085	671,085	3,690,967

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2011**

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							402,651	402,651	805,302	805,302	805,302	3,623,859
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							201,325	201,325	402,651	402,651	402,651	1,811,931
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							100,663	100,663	201,325	201,325	201,325	905,965
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							0	162,117	162,117	162,117	162,117	243,176
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							9,189	13,749	22,936	22,936	22,936	15,762
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.44							12,850	12,850	25,700	25,700	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.42							6,473	7,592	14,063	2,338	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.52							0	38,067	38,067	38,067	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	0.44							70,804	70,804	141,609	141,609	141,609	708,045
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	0.45							0	45,564	45,564	22,782	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	0.40							0	70,506	35,253	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.52							71,187	71,187	136,329	103,952	38,810	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.44							23,983	23,983	47,966	23,983	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.42							40,505	40,505	81,009	81,009	53,534	13,029
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	0.44							0	169,368	169,368	169,368	169,368	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.43							0	95,206	95,206	95,206	95,206	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.43							0	61,286	61,286	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.40							2,334	2,334	4,667	4,667	4,667	2,334
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.40							5,714	5,714	11,428	11,428	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	0.55							0	180,560	180,560	180,560	180,560	812,519
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	0.53							54,898	54,898	109,797	109,797	109,797	658,781
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.43							40,050	40,051	80,101	80,101	80,101	160,201
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.43							0	13,433	13,433	13,433	6,717	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.40							23,444	23,445	46,889	23,444	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	0.40							1,331	1,331	2,663	2,663	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.40							11,252	11,252	22,504	22,504	11,252	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	29/04/2013	0.43							19,707	19,707	39,414	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	27/10/2013	0.43							4,409	4,409	8,818	4,409	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.43							13,030	13,030	26,060	26,060	13,030	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	0.42							0	80,069	80,069	80,069	80,069	320,277
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.43							0	50,875	50,875	9,800	9,800	0
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.40							118,427	118,427	236,854	236,854	236,854	236,854
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.44							78,951	78,951	157,902	157,902	157,902	315,804
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.39							134,217	134,217	268,434	268,434	268,434	1,476,387
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.40							134,217	134,217	268,434	268,434	268,434	1,207,953

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.40							67,109	67,108	134,217	134,217	134,217	603,977
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.40							118,427	118,427	236,854	236,854	236,854	473,706
J.P. MORGAN CHASE B (1) (8)	YES	03/02/2000	06/03/2012	0.49							0	29,076	0	0	0	0
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							32,386	32,386	64,772	64,772	34,773	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							0	1,023,804	1,023,805	1,023,805	1,023,805	1,535,686
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	29/12/2012	0.44							49,672	142,217	84,575	0	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	0.44							31,759	31,759	0	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	0.54							0	947,437	947,438	947,438	947,438	4,263,269
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.40							503,314	503,314	1,006,628	1,006,628	1,006,628	3,523,194
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							282,598	282,598	565,196	565,196	565,196	282,599
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							483	483	966	966	47	47
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	0.40							134,217	134,217	268,434	268,434	268,434	1,476,387
SOCIETE GENERALE - (1) (8)	YES	09/12/2010	21/12/2020	0.40							134,217	134,217	268,434	268,434	268,434	1,476,387
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	332,204	332,204	332,204	332,204	498,306
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.43							0	29,922	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.46							0	231,924	231,924	231,924	231,924	347,886
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	13/02/2017	0.45							0	96,589	96,589	96,589	96,589	144,884
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.42							0	473,707	473,707	473,707	236,854	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.40							134,217	134,217	209,580	75,363	0	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.42							0	315,805	315,805	157,902	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.54							0	473,707	473,707	473,707	473,707	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.51							0	596,520	298,260	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.40							134,217	134,217	872,411	939,519	469,759	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							0	113,723	113,723	113,723	113,723	170,585
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							134,217	134,217	0	0	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00							358,477	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	15/07/2014	4.87	333,333	1,000,000	1,333,333	1,333,333	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	25/05/2010	20/12/2012	10.55	800,000	800,000	800,000	0	0	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.81	600,000	600,000	600,000	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	1,000,000	1,000,000	1,000,000	0	0	0						
BANCO INBURSA (6)(7)	NOT APPLIED	09/09/2011	08/11/2011	4.91	50,000	0	0	0	0	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	0.52							0	134,217	134,217	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	15/01/2016	0.23							0	0	0	0	0	20,452,302
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	0.23							0	0	0	0	0	6,391,098

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.19							0	0	0	3,673,792	0	0
CREDIT AGRICOLE CIB (1)(7)	YES	08/08/2011	08/02/2012	1.69							0	8,053,020	0	0	0	0
CREDIT AGRICOLE CIB (1)(7)	YES	31/08/2011	27/02/2012	1.73							0	3,489,642	0	0	0	0
CREDIT AGRICOLE CIB (1)(7)	YES	21/09/2011	05/10/2011	1.45							1,879,038	0	0	0	0	0
CREDIT AGRICOLE CIB (2)(8)	YES	07/09/2011	25/08/2014	7.07							0	1,854,188	1,841,449	1,847,857	0	0
HSBC (2)(8)	YES	07/09/2011	25/08/2014	7.07							0	2,195,735	2,180,677	2,188,206	0	0
NATEXIS (2)(8)	YES	07/09/2011	25/08/2014	7.07							0	829,498	823,813	826,656	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00	47,439	0	0	0	0	0						
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.24							0	18,454,838	18,454,838	0	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00							120,334	0	0	0	0	0
BANAMEX (1)(7)	YES	11/05/2011	07/05/2021	5.28							10,183	28,791	46,375	46,168	48,665	329,894
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							113,041	254,341	339,122	339,122	339,122	2,345,590
COPFS (1) (8)	YES	01/02/2005	31/03/2015	0.43							4,593,116	6,861,710	5,065,988	2,526,374	605,782	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							19,016	80,164	84,793	91,747	111,568	459,600
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							16,583	69,905	73,942	80,006	97,291	400,787
F TAPIAS MEXICO, SA (1)(7)	YES	23/10/2008	11/10/2018	8.00							18,787	80,297	83,817	90,727	111,159	503,122
F TAPIAS MEXICO, SA (1)(7)	YES	14/11/2008	02/11/2018	8.00							18,787	80,297	83,817	90,727	111,159	503,122
TOTAL BANKS					2,830,772	3,400,000	3,733,333	1,333,333	0	0	14,849,009	57,587,485	50,730,823	30,415,128	16,875,045	72,546,008

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	05/02/2010	03/02/2015	4.76	0	0	0	0	7,959,780	0						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	14/03/2011	08/03/2016	4.81	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	03/02/2010	12/05/2014	4.79	0	0	0	8,500,000	0	0						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,684,990						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.76	0	12,500,000	0	0	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.79	0	0	0	10,000,000	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.30	5,500,000	0	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.42	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	9,500,000	0						
SCOTIA INVERLAT (7) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00	0	0	0	0	0	14,289,489						
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00	584,803	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	0	7,478,105	0
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	18,252,170
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	18,252,170
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,650,434
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	5,260,800
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,339,520
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	5,242,515	0	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	3,145,509	0	0
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	26,843,400
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	13,421,700
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	4,900,732	0
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	3,152,959
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	13,421,700
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	23,487,975
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	6,666,558
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							2,519,790	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	318,765
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,053,308

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	3,030,512
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	0	20,132,550	0
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							0	0	0	0	0	40,265,100
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2042	6.63							0	0	0	0	0	13,421,700
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	128,486
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,439,759
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.50							0	0	0	0	0	16,777,125
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	20,009,983
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	13,392,172
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,150,760
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,632,860
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	125,426
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.33							0	0	9,222,600	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	9,126,085	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	15,514,345
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							0	0	0	671,085	1,300,227	4,068,453
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	0.31							111,847	335,543	749,378	1,129,660	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00							6,284,805	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.33							0	0	0	0	0	11,223,040
INT DEV NO PAG	NOT		31/12/2011	0.00							336	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					8,084,803	12,500,000	12,487,400	18,500,000	17,459,780	45,474,479	6,916,780	335,543	19,098,063	10,188,769	33,811,614	284,301,180

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
OTROS PROVEEDORES	NOT APPLIED				57,862,049	0	0	0	0	0						
TOTAL SUPPLIERS					57,862,049	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTROS PASIVOS CIRCULANTES	NOT APPLIED				26,056,474	0					0	0				
TOTAL					26,056,474	0	0	0	0	0	0	0	0	0	0	0
TOTAL					92,834,098	15,900,000	16,220,733	19,833,333	17,459,780	45,474,479	23,765,789	57,923,028	69,828,886	40,603,897	50,686,659	356,847,188

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.4217
(2) EUROS	EUR	18.25217
(3) JAPANESE YEN	JPY	0.17536
(4) SWISS FRANCS	CHF	14.95621
(5) STERLING POUND	GBP	20.97006
(6) PESOS		1.00000
(7) UDIS	UDI	4.58956

TYPE OF RATE

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE
(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2011**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**13,294,694**	**178,437,399**	**1,364,769**	**18,317,518**	**196,754,917**
LIABILITIES POSITION	**41,990,756**	**563,587,337**	**11,250,367**	**150,999,051**	**714,586,388**
SHORT-TERM LIABILITIES POSITION	12,038,714	161,580,019	2,701,092	36,253,249	197,833,268
LONG-TERM LIABILITIES POSITION	29,952,042	402,007,318	8,549,275	114,745,802	516,753,120
NET BALANCE	**-28,696,062**	**-385,149,938**	**-9,885,598**	**-132,681,533**	**-517,831,471**

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.4217
JAPANESE YENS	JPY	0.17536
STERLING POUNDS	GBP	20.97006
EUROS	EUR	18.25217
SWISS FRANC	CHF	14.95621
CANADIAN DOLLAR		13.07393

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2011**

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBE	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, EFFECTIVE AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,601	98.10
Gas production (MMcfpd)		6,787	98.30
REFINING		0	0
Atmospheric destillation capacity (Tbd)		1,540	75.70
Cadereyta		275	59.50
Madero		190	62.80
Minatitlán		185	80.90
Salamanca		245	73.70
Salina Cruz		330	82.90
Tula		315	88.80
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0
Gas sweetening (MMcfpd)		4,503	76.90
Cactus		1,960	86.30
Nuevo Pemex		880	80.70
Ciudad Pemex		1,290	65.80
Matapionche		109	41.70
Poza Rica		230	58.60
Arenque		34	91.90
PETROCHÉMICALS		0	0
Production capacity (Tt)**		7,620	83.00
Cangrejera		3,237	79.00
Cosoleacaque		1,542	100.00
Escolín**		41	0
Independencia		166	68.00
Morelos		1,710	82.00
Pajaritos		882	70.00
Tula**		41	0
Petrochemical products distribution center (Tt)		188,872	86.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
TT - THOUSAND TONS
* NOMINAL CAPACITY POR THE PERIOD.
** THESE PLANTS WILL BE OUT OF OPERATION DURING 2011, IN ACCORDANCE TO THE ANNUAL OPERATION PROGRAM (POA).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	207	59,441,049	100.00		CFE
DIESEL	380	121,558,019	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. Gas	279	41,724,208	0		DISTRIBUIDORES
Magna Gasoline	736	221,113,087	100.00	PEMEX MAGNA	DISTRIBUIDORES
Premium Gasoline	59	19,857,082	100.00	PEMEX PREMIUM	DISTRIBUIDORES
Jet fuel	56	22,959,619	100.00		ASA
Other refined products	62	11,548,594	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS	0	0	0		
Methane Derivatives (A)	994	4,354,437	79.00		
Ethane Derivatives (B)	919	12,835,839	42.00		
Aromatics & Derivatives (C)	199	3,269,114	37.00		
Propylene & Derivatives (D)	59	4,319,171	75.00		
Other petrochemical products (E)	1,097	3,202,338	0		
Dry gas	3,445	50,683,883	0		(F)
FOREIGN SALES					
Crude oil (Tbd)	1,302	438,859,868	0	(H)	(I)
Refined Products (Tbd)	150	53,476,995	0		(G)
Petrochemicals products (Tt)	103	1,830,481	0		(G)
Marginal effect from Subsidiary Companies' sales	0	63,032,551	0		
Services Income	0	4,079,761	0		
TOTAL		**1,138,146,096**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,302	438,859,868		(H)	(I)
Refined Products (Tbd)	150	53,476,995			(G)
Petrochemical Products (Tt)	103	1,830,481			(G)
Marginal effect from Subsidiary Companies' sales	0	63,032,551			
Services income	0	4,079,760			
FOREIGN SUBSIDIARIES					
TOTAL		561,279,655			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - AUGUST 2011 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT).
(G) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
(H) 82% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 10% WAS DISTRIBUTED TO EUROPE, 3%, TO THE REST OF THE AMERICAN CONTINENT AND 5% TO THE FAR EAST.
(I) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE THIRD QUARTER OF YEAR 2011 WAS 3.28%.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE.

AS OF JANUARY 1°, 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:

A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .

B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.

C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERRED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.

D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.

E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.

IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:

A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.

B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.

C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	280,927,486
TOTAL			0	0	0	0	0	280,927,486

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed market risk management regulations, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of derivative financial instruments (DFIs), and guide the development of hedging strategies and value at risk estimates.

Risk management regulations of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have the policy to reduce the impact of market risk on their financial results by promoting a balance between expected income cash flows from operations and those outgoing, which relate to their liabilities.

Finally, the PMI Group has implemented a separate regulatory framework for risk management which contains procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk decision makers and management board. The PMI Group also has a risk management subcommittee which supervises DFIs trading.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, PEMEX has been required to trade liquefied petroleum gas (LPG) under a price scheme imposed by the Mexican Government. This scheme fixes the sale price of LPG throughout Mexico and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During 2010 and the first three quarters of 2011 PEMEX did not made propane hedging.

P.M.I. Trading, Ltd. periodically trades operations with DFIs to mitigate risk generated by refined products and liquid gas purchases and sales conditions, thereby reducing the potential volatility of its net income. Likewise, PMI uses DFIs to hedge implicit risks and obligations acquired in its purchase-sale contracts. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

We did not hedge any of our crude oil production for the years 2007, 2008, 2009, 2010 and the first three quarters of 2011.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than the peso or U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, we have entered into currency swaps to hedge against movements in exchange rates when we borrow in currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs).

DERIVATIVE FINANCIAL INSTRUMENTS

Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk generated by interest rate volatility in its debt portfolio. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays fixed rate and receives floating rate, in order to establish an appropriate percentage of fixed rate and decrease interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio. During 2009, Petróleos Mexicanos entered into various long-term cross-currency swap agreements containing recouponing provisions for hedging purposes, thereby limiting our exposure with our counterparties to a specific threshold amount.

The pre-specified thresholds were reached in swaps used to hedge exposure to the euro and british pound, seven of which were reached in 2010 and three during the first three quarters of 2011. This resulted in the prepayment of the mark to market of such swaps and the reset of these at market terms, thereby reducing both our counterparties' credit risk and ours.

Instruments Entered Into For Trading Purposes

We enter into derivative transactions with the purpose of hedging financial risks related to our operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that their profits or losses are offset by the profits or losses of the positions to which they are relate to.

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on Repsol shares.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the price risk to such parties. This system allows Pemex-Gas and Basic Petrochemicals to maintain its overall natural risk profile.

The PMI Group protected its investment in shares of Repsol YPF entering into an options structure consisting of a long put, a short call and a long call.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("NIF C-10"), as issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes, and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, forecasted transactions, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of NIF C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of September 30, 2011 and 2010, the fair value of PEMEX's DFIs was Ps. 4,220,694 and Ps. 7,033,537, respectively. These amounts include the DFIs designated as cash flow hedges and their net fair value of Ps. 109,409 and (Ps. 45,365), respectively, which was recognized under other comprehensive loss.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

As of September 30, 2011 and 2010, a net loss of Ps. 291 and Ps. 13,689, respectively, was reclassified from other comprehensive income into earnings in the CFR.

As of September 30, 2011 and 2010, PEMEX recognized a net loss of Ps. 1,287,349 and Ps. 3,000,885, respectively, in the CFR with respect to DFIs treated as non-hedges.

As of September 30, 2011 and 2010, in accordance with NIF C-10, PEMEX analyzed several agreements relating to, among other things, services in connection with works projects, acquisitions, and insurance commitments. Some of these agreements were entered into by PEMEX in foreign currencies;

DERIVATIVE FINANCIAL INSTRUMENTS

nevertheless in accordance with their terms, the related foreign currency components do not meet the NIF C-10 criteria to generate an embedded derivative.

As of September 30, 2011, PEMEX recognized a gain of Ps. 170,077, in the CFR with respect to the embedded derivative generated in the Accelerated Share Purchase Transaction of Repsol's shares.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of September 30, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Interest Rate Swaps	Hedging	9,300,000	TIIE 28d = 4.7843%	TIIE 28d = 4.8500%	(788,640)	(990,038)	600,000	1,200,000	7,500,000	0	0	0	0
Currency Swaps	Hedging	111,338,990	MXN = 13.4217 1/EUR = 1.3388 1/GBP = 1.5584 JPY = 77.063 UDI = 4.5896 CHF = 0.9082 Exchange rates against US dollar.	MXN = 11.8389 1/EUR = 1.4502 1/GBP = 1.6053 JPY = 80.562 UDI = 2.5994 CHF = 0.8404 Exchange rates against US dollar.	2,552,540	5,559,103	206,487	1,105,010	18,977,211	10,211,966	1,105,010	79,733,307	0
Currency Swaps with credit linked options	Hedging	17,043,567	1/EUR = 1.3388 JPY = 77.063 Exchange rates against US dollar.	1/EUR = 1.4502 JPY = 80.562 Exchange rates against US dollar.	2,145,442	3,206,890	0	0	0	0	0	17,043,567	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of September 30, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol YPF = 19.98 Euro share price.	Repsol YPF = 23.969 Euro share price.	(2,038,821)	3,335,413	10,000,000	48,679,799	0	0	0	0	0

TABLE 1

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of September 30, 2011)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Long Swaps	Trading	38,970,773	3.77	4.18	(1,101,931)	(1,377,823)	12,759,620	21,022,545	5,094,108	94,500	0	0	0
Short Swaps	Trading	(38,976,440)	3.77	4.18	1,118,967	1,433,217	(12,760,293)	(21,025,538)	(5,096,108)	(94,500)	0	0	
European Call Long	Trading	12,364,732	3.77	4.18	20,457	24,706	2,350,516	5,114,572	2,563,116	2,080,328	256,200	0	
European Call Short		(12,373,132)			(20,462)	(24,695)	(2,352,616)	(5,120,872)	(2,563,116)	(2,080,328)	(256,200)	0	

(1) Representative underlying asset value.

TABLE 1

Petroleum Products Derivatives

(in thousands of pesos, except as noted, as of September 30, 2011)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (2)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Futures	Hedging	4.5	1.380	1.359	193,048	(149,570)	4.5	0	0	0	0	0	0
Over The Counter Swaps	Hedging	4.3	1.297	1.374	124,573	(30,568)	4.3	0	0	0	0	0	0
Exchange Traded Swaps	Hedging	(0.5)	1.244	1.403	19,082	(60,398)	(0.5)	0	0	0	0	0	0

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Petróleos Mexicanos, in its character of securities issuer filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission or "CNBV"), is carrying out all the necessary actions in order to adopt the *Normas Internacionales de Información Financiera* (International Financial Reporting Standards), which we refer to as "NIIFs or IFRS", issued by the *Consejo de Normas Internacionales de Contabilidad* (International Accounting Standards Board).

Such actions involve to adequate its processes and train its personnel, in order to be able to successfully accomplish the implementation of the IFRS, in the time frame established by the Mexican General Provisions applicable to security issuers and other participants in the securities market ("Issuers Circular").

Currently, Petróleos Mexicanos prepares both, individual and consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities under *Normas Específicas de Información Financiera Gubernamental* (Mexican Governmental Financial Reporting Standards for State Owned Companies or "Governmental Standards" or "NGs"), as consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and its Subsidiary Companies ("PEMEX"), under *Normas de Información Financiera* (Financial Reporting Standards).

The *Ley General de Contabilidad Gubernamental* (Mexican Governmental Accounting Law or "LGCG") is effective on January 1st, 2009, and Petróleos Mexicanos and its Subsidiary Entities must be in compliance with this law.. Pursuant to this Law, the *Consejo Nacional de Armonización Contable* ("National Counsel for Accounting Harmonization" or "CONAC") was created and it is responsible for issuing the guidelines and rules that must be abided to, among others, by the State Owned Companies. Petróleos Mexicanos is working with such Counsel and with the *Dirección General de Contabilidad Gubernamental de la Secretaría de Hacienda y Crédito Público* (General Direction of Governmental Accounting of the Ministry of Finance) with the purpose of creating a work group that jointly determinates detailed guidelines PEMEX must abide to in order to be in compliance with such Law.

The above is worth mentioning due to the fact that Petróleos Mexicanos must aim its efforts to adjust its systems and internal processes, to comply with the requirements of both the LGCG and the IFRS, all in the time frame established in the applicable law for delivery of information.

In addition, at the same time, the Director General's Office of Petróleos Mexicanos has established a clear vision in order to implement what has been denominated PEMEX Projects Platform ("P3") as an impulse and integrator of improvements to the business processes, in which homologated processes are operated through standardized systems, in order to optimize the use of resources and support the process of taking decisions.

The Finance Process is highlighted within this Platform, one of the processes that constitute the Processes Institutional Catalogue of PEMEX, and which is the central core for implanting P3 in the technological platform denominated Basis Technological Platform (PTB), in an "Enterprise Resource Planning" (ERP) transactional system.

In accordance with the above, PEMEX requires to device a project that leads to the implementation of a technological solution that supports the financial activities throughout all of its value chain, under the principle of incorporating leading business practices, which allow access to a flexible, swift and efficient process.

The technological solution is going beyond towards adopting a new system with the latest technology used by the worldwide most important corporations. The project is an opportunity to transform PEMEX's financial transactions and have a competitive model in the domestic and international markets.

It is important to highlight that Petróleos Mexicanos is still performing the necessary activities in order to comply in a timely fashion with the scheduled date for starting the system operations, procedures and financial registries in accordance with the provisions of the IFRS and the LGCG.

It should be highlighted that among the main impacts in systems and procedures that PEMEX shall withstand due to the adoption of the IFRS, are those related to fixed assets and the valuation of inventories using absorbing costs. Currently, we have an important breakthrough in identifying and segregating fixed assets by components and we are working very closely with the expert technicians in the administration and maintenance of fixed assets, in order to perform the technical studies to establish their values and useful life related to depreciation, in accordance to the provisions of IFRS 1 "First Time Adoption of the International Regulations of Financial Information" and of NIC 16 "Properties, Plant and Equipment". We highlight the fact that breaking down properties plant and equipment by components and determining their useful life and value to PEMEX's plant and equipment is a complex process, given the characteristics and volume of fixed assets PEMEX has. However; PEMEX has created a multi-disciplines teamwork and hired the *Instituto Mexicano del Petróleo* (the Mexican Institute of Petroleum) in order to finish the necessary works related to Property, plant and equipment, was required by IFRS,

In connection with the valuation of inventories, as a result of the amendments to Mexican FRS-C4 "Inventories", which became effective for fiscal year 2011 and which require inventories valuation should be made using absorbing costs, PEMEX is performing the corresponding adjustments to its systems in order to comply with such requirement.

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

In December, 2010, the Corporate Direction of Information Technologies and Business Processes of Petróleos Mexicanos, determined that the technological platform, base for the development of the solutions supporting P3, will be SAP. On the same hand the bidding process for contracting the consulting services for the development of the solution for the standardization of the financial process in PEMEX, the adoption of the IFRS and the changes in NG. The winner consulting firms of the bidding process were Accenture, S.C. and Mancera, S.C.

On January 4, 2011, the corresponding contract with the above mentioned consulting firms was executed and the works to comply with the requirements of the LGCG, the CONAC and the CNBV began.

Currently, PEMEX's personnel in conjunction with the consultant firms Accenture S.C. and Mancera, S.C. analyze the impact of the adoption of the IFRS and decided to have an alternative plan, which implies developing a temporary solution based on an automated application that allows to determine and apply the necessary adjustments to the final balances under NG, in order to attain financial information in accordance to the provisions of the IFRS. This temporary solution is expected to be completed by the end of 2011.

Identification of the responsible persons or areas:

	Name
Name of the area and responsible person:	Ignacio Quesada Morales Chief Financial Officer Mauricio Abraham Galán Ramírez Corporate Director of Information Technologies and Business Process
Members of the transition team (mention to which area they correspond):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control Francisco Javier Torres Suárez Accounting Manager Benjamín García Medina Advisor of the Deputy Direction of Accounting, Fiscal and Financial Control Gerardo Estrada Galván Competition Center Manager
Name of the coordinator (as the case may be):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal

	Name
	and Financial Control
Firm of the External Auditors:	KPMG Cárdenas Dosal, S.C.
Firms of the External Advisors hired for the transition, other than the Auditor (as the case may be):	Accenture, S.C. and Mancera, S.C.

a) Training

According with the Time Frame Activities described below, the implementation process of the IFRS will be developed through several stages. In the stage denominated Diagnostic, the team of the Project will be trained in the following subjects:

- International Financial Reporting Standards;
- Strategies for Administration Change;
- Functionality Solutions of IFRS, in:
  - ("SAP") and associated modules
  - Oracle – Hyperion

In the stage of Implementation there is a plan to train personnel of the processes that may have been affected by this Project.

Direct participants in the Implementation

The training plan is hereby submitted for PEMEX's personnel, regarding technical knowledge required for the analysis and preparation of financial information under IFRS:

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Personnel of the Issuer	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Directors and relevant personnel of the issuer: - Director General - Chief Financial Officer - Other Executive Officers and relevant personnel	Jan 4, 2011	Dec 31, 2011		
Members of the Committees of the Board of Directors: - Members of the Audit and Performance Evaluation Committee	Jan 4, 2011	Dec 31, 2011		
Personnel responsible for the preparation and presentation of financial information under IFRS: - Leader of the work team - Responsible Personnel - Auxiliary Personnel	Jan 4, 2011	Dec 31, 2011		
Others (detail): Personnel with experience in the areas of information technologies and operation, which will receive training in the scope of their corresponding tasks.	Jan 4, 2011	Dec 31, 2011		

The official initial works of the project was made on March 29, 2011 in a meeting presided by Juan José Suárez Coppel, our CEO, and the attendance of the Corporate Directors, Directors General of our Subsidiary Entities and Subsidiary Companies and the representatives of the financial, operative and TI areas to emphasize the importance of this project.

Indirect participants in the Implementation

The training plan is hereby submitted for other areas of PEMEX, which will be indirectly involved in the implementation of the IFRS:

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Consolidated

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Name of the area: The training will be focused in the following areas: - Operative Areas that generate the Accounting Registry. - Areas that generate the International Financial Reporting Standards. - Areas that generate consolidation and disclosure of the financial statements. - Areas that carry out costs accounting. - Areas that carry out the internal financial control.	Nov 14, 2011	Apr 27, 2012		
Others (detail): During the development of the implementation process of the IFRS, the transfer of knowledge over the applications of the information technologies to the personnel of Petróleos Mexicanos is planned.	Feb 8, 2011	Apr 27, 2012		

b) Time Frame Activities

PEMEX is carrying out the necessary actions to adequate its processes and train its personnel, in order to accomplish the adoption of the IFRS, and be able to disclose, in a timely fashion, to the CNBV, to the *Bolsa Mexicana de Valores, S.A.B. de C.V.* (Mexican Stock Exchange), and to the public in general, the financial results of PEMEX as of the first quarter of 2012, with compared data against the same period of 2011, and under the same regulation, in terms of the Second Transitory Article of the Resolution that Amends the Issuers Circular, published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on January 27, 2009.

The Project is being developed through the following stages:

Diagnostic:

- Project planning to adopt the IFRS.
- Training on IFRS.
- Detailed study of the differences between NGs and the policies adopted by PEMEX with IFRS.
- Analysis and determination of the impact in Petróleos Mexicanos, its Subsidiaries Entities and Subsidiary Companies, by the adoption of IFRS and changes to NGs.
- Analysis of the current financial process.
- Detailed study of the findings.
- Determination of the impact on the internal control system.
- Review of the accounts catalogue.
- Determination of the need to apply valuations to fixed assets or other mechanisms.
- Evaluation of the impact on the systems.
- Preliminary study of the probable economic impact by the adoption of the IFRS.
- Analysis of the internal and external communications.
- And other activities that may be identified in this stage.

Design:

- Detailed design of the homologated financial process.
- Flow diagram of impacted procedures by the adoption of the IFRS and changes in NGs.
- Business Plans for integral solutions.
- Restructure of information regarding fixed assets.
- Cost absorbing systems.
- Accounts catalogue.
- Parallel accountings to comply with both NGs and IFRS.
- Consolidation system.
- Internal control of the cycles-procedures impacted by the adoption of the IFRS and changes in NGs.
- Definition of internal and external communication strategies.
- And other activities that may be identified in this stage.

Development:

- Configuration in SAP (including the functionality that allows the registry of an operation under diverse accounting regulations, known as NewGL, among others).
- Construction of applicatives.
- Modifications to *Legacy systems* (Developed Applications to address operative needs).

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

- Construction of the cost systems (configuration of SAP or external system).
- Transfer of technical and business knowledge.
- Elaboration of internal regulation for impacted operations by the adoption of IFRS and changes in NGs.
- Consolidated system for NGs and IFRS.
- Determination of the initial balance sheet.
- Detailed determination of the economic impact by the adoption of IFRS.
- Determination of the data for the financial results of the quarters of 2011.
- Management of Change.
- Tests to the internal control design.
- Functional and integral tests.
- And other activities that may be identified in this stage.

It is important to highlight that PEMEX decided to carry out tasks in a parallel to build a solution, that allows to comply with IFRS through the applictation of adjustments to the NGs final balances, to attain financial data in accordance with the provisions of the IFRS . based on the work and conclusions arrived to during the Diagnostic Stage of this project.

Dates disclosed in this report are those related to the IFRS temporary solution that is being developed to comply with the CNBV requirements.

Implementation:

- Homologated financial process.
- Gradual productive implementation:
-
    - Simulation of the IFRS temporary solution December 31, 2011
    - IFRS temporary solution January 31, 2012
    - IFRS and NGs definitive solution July 1, 2012
    - Production costs system July 1, 2012
    - Integral costs system August 2, 2012
    - Disclosures and other accounting aspects September 1, 2012
- Subsequent support to the implementation (it is considered at least in the execution of 2 quarterly closings).

Estimated date of adoption:	January 1, 2012

Stage 1. Communication

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Progress Percentage (%)	Comments

PETRÓLEOS MEXICANOS

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Consolidated

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Progress Percentage (%)	Comments
1.Coordination among the General Direction of the issuer with all the areas involved and related Companies that may be consolidated or incorporated.	Jan 4, 2011	Jan 4, 2011	Feb 28, 2011	28-Feb-2011	100% (one hundred per cent)	
2.Design and communication of the disclosure and training Plan.	Jan 4, 2011	Jan 4, 2011	Jun 17, 2011	Jun 17, 2011	100% (one hundred per cent)	Training plan was finished
3. Others (detail).						

Stage 2. Evaluation of accounting and business impacts.

We have held meetings to obtain all of the information of current status (As Is) of accounting policies, the system supporting operation and records and to identify available data. As a result we have determined the existent gap in comparison with future condition (To Be) and identifying impact and effort as a result of the adoption of IFRS.

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (diagnostic of the main differences between valuation and disclosure).	Jan 4, 2011	Jan 4, 2011	Jun 17, 2011		95% (ninety five per cent)	Totally identified, however we have some outstanding decisions.
2. Choices between the available options of NIIF 1 (first time application) and review of provisions and estimations.	Jan 4, 2011	Jan 4, 2011	Jun 17, 2011	Jun 17, 2011	100% (one hundred per cent)	
3. Definition of new accounting policies according with different alternatives contemplated by IFRS.	Feb 28, 2011	Feb 28, 2011	Dec 31, 2012		75% (seventy five per cent)	Date modified in accordance with communication number 151/28907/2011, dated May 13, 2011, issued by the CNBV Dirección General de Supervisión de Mercados (General Direction of Supervision of Markets)
4. Evaluation of the impacts in the information systems, internal control, etc.	Feb 28, 2011	Feb 28, 2011	Aug 31, 2011	Aug 31, 2011	100% (one hundred per cent)	
5. Identification and evaluation of elements that affect development measures of the issuer (financial ratios, etc.).	Feb 28, 2011	Feb 28, 2011	Dec 31, 2012		15% (fifteen per cent)	Date modified in accordance with communication number 151/28907/2011, dated May 13, 2011, issued by the CNBV Dirección General

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Consolidated

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
						de Supervisión de Mercados (General Direction of Supervision of Markets)
6. Identification and review of contracts and other agreements that may be amended with respect to the transition to IFRS, as well as possible violations to commitments or covenants.	Feb 28, 2011	Feb 28, 2011	Dec 31, 2012		50% (fifty per cent)	Date modified in accordance with communication number 151/28907/2011, dated May 13, 2011, issued by the CNBV Dirección General de Supervisión de Mercados (General Direction of Supervision of Markets)
7. Detail of additional disclosures in the notes of the financial statements for implementation of IFRS.	Feb 28, 2011	Feb 28, 2011	Dec 31, 2012		80% (eighty per cent)	Under review of our external auditor.

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Stage 3. Implementation and parallel elaboration of financial reports under IFRS and current accounting regulations

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Identification of the principal changes in the execution of the computing systems required for elaboration of the financial statements under IFRS, both for the information flow and for the preparation process of such financial statements.	Feb 28, 2011	Feb 28, 2011	Nov 15, 2011		75% (seventy five per cent)	The short term solution is foreseen for December, 2011 and to get into production in January 2012.
2. Identification of documents and new or complementary reports to the current reports issued under the changes of information systems, as well as new concepts required by IFRS.	Feb 28, 2011	Feb 28, 2011	Dec 31, 2011		65% (sixty five per cent)	Expected Product within the Diagnostic and Design Stages.
3. Analysis of the economic situation and the financial results of the issuer, identifying adjustments and necessary evaluations to convert the credit or debit balance, at the date of the transition to IFRS.	Feb 28, 2011	Feb 28, 2011	Dec 31, 2012		20% (twetny per cent)	Date modified in accordance with communication number 151/28907/2011, dated May 13, 2011, issued by the CNBV Dirección General de Supervisión de Mercados (General Direction of Supervision of Markets)2
4. Preparation of the opening balance under IFRS, and reconciliation of financial results and consolidated equity against IFRS.	Feb 28, 2011	Feb 28, 2011	Dec 31, 2012		10% (ten per cent)	Date modified in accordance with communication number 151/28907/2011, dated May 13, 2011, issued by the CNBV Dirección General de Supervisión de

C. PROCESS OF ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BY PETRÓLEOS MEXICANOS

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
						Mercados (General Direction of Supervision of Markets)The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
5. Design and adaptation of the quality control procedures in the financial information in order to guarantee its reliability.	Apr 4, 2011	Apr 4, 2011	Mar 30, 2012		25% (twenty five per cent)	These products will be obtained in the Design and Development stages.

Concluded Activities

As of the date of the present document, Petróleos Mexicanos continues to perform all the necessary actions in order to adopt the IFRS, and according to the above, the stages related to implementation have not concluded yet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________

Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: January 13, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.